

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 155, Tranche No. 05

MXN200,000,000 7.50 percent Notes due December 5, 2024, as from August 10, 2017 to be consolidated and form a single series with each of the Bank's MXN2,250,000,000 7.50 percent Notes due December 5, 2024 issued on May 22, 2007 (Series No. 155, Tranche No. 01), the Bank's MXN4,000,000,000 7.50 percent Notes due December 5, 2024 issued on June 28, 2007 (Series No. 155, Tranche No. 02), the Bank's MXN250,000,000 7.50 percent Notes due December 5, 2024 issued on March 2, 2017 (Series No. 155, Tranche No. 03), and the Bank's MXN200,000,000 7.50 percent Notes due December 5, 2024 issued on May 12, 2017 (Series No. 155, Tranche No. 04)

Filed pursuant to Rule 3 of Regulation IA

Dated: August 7, 2017

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of MXN200,000,000 7.50 percent Notes due December 5, 2024, Series No. 155, Tranche No. 05 (the "Notes"), as from August 10, 2017 to be consolidated and form a single series with each of the Bank's MXN2,250,000,000 7.50 percent Notes due December 5, 2024 issued on May 22, 2007 (Series No. 155, Tranche No. 01), the Bank's MXN4,000,000,000 7.50 percent Notes due December 5, 2024 issued on June 28, 2007 (Series No. 155, Tranche No. 02), the Bank's MXN250,000,000 7.50 percent Notes due December 5, 2024 issued on March 2, 2017 (Series No. 155, Tranche No. 03), and the Bank's MXN200,000,000 7.50 percent Notes due December 5, 2024 issued on May 12, 2017 (Series No. 155, Tranche No. 04), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated August 7, 2017 (the "Terms Agreement") and the Pricing Supplement dated August 7, 2017 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	104.9390%	1.8750%	103.0640%
Total:	MXN209,878,000.00	MXN3,750,000.00	MXN206,128,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from December 5, 2016, which is expected to be MXN10,191,780.82 as of August 10, 2017.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 10, 2017
(B) Pricing Supplement
(C) Terms Agreement

Inter-American Development Bank

Exhibit A

March 10, 2017

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 155
Tranche No.: 5

MXN200,000,000 7.50 percent Notes due December 5, 2024 (the "Notes") as from August 10, 2017 to be consolidated and form a single series with the Bank's MXN2,250,000,000 7.50 percent Notes due December 5, 2024 issued on May 22, 2007 (the "Series 155 Tranche 1 Notes"), the Bank's MXN4,000,000,000 7.50 percent Notes due December 5, 2024 issued on June 28, 2007 (the "Series 155 Tranche 2 Notes"), the Bank's MXN250,000,000 7.50 percent Notes due December 5, 2024 issued on March 2, 2017 (the "Series 155 Tranche 3 Notes") and the Bank's MXN200,000,000 7.50 percent Notes due December 5, 2024 issued on May 12, 2017 (the "Series 155 Tranche 4 Notes").

Issue Price: 104.939 percent plus 248 days' accrued interest

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

TD Securities

The date of this Pricing Supplement is August 7, 2017

7.	Specified Currency (Condition 1(d)):	Mexican Pesos (MXN) being the lawful currency of Mexico
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	Mexican Pesos
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	Mexican Pesos
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	December 5, 2024
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	December 5, 2016
13.	Fixed Interest Rate (Condition 5(I)):	
	(a) Interest Rate:	7.50 percent per annum
	(b) Fixed Rate Interest Payment Date(s):	Annually on December 5, commencing on December 5, 2017 and ending on and including, the Maturity Date. Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.
	(c) Initial Broken Amount:	Not Applicable
	(d) Fixed Rate Day Count Fraction(s):	Actual/Actual ICMA
14.	Relevant Financial Centers:	New York, Mexico City and London
15.	Relevant Business Days:	New York, Mexico City and London

(d) General:	No action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear; Clearstream, Luxembourg
3.	Syndicated:	No
4.	Commissions and Concessions:	1.875% of the Aggregate Principal Amount (comprising a 1.575% selling concession and a 0.3% management and underwriting fee).
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all expenses related to the issuance of the Notes.
6.	Codes:	
	(a) Common Code:	030062647
	(b) ISIN:	XS0300626479
	(c) WKN:	A0NUWV

U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

Subject to the discussion in the following paragraph regarding amortizable bond premium, a United States holder will generally be taxed on interest on the Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the 248 days of accrued interest that a United States holder paid as part of the purchase price of the Notes will not be treated as an interest payment for United States federal income tax purposes, and will accordingly not be includible in income.

Because the purchase price of the Notes exceeds the principal amount of the Notes, a United States holder may elect to treat the excess (after excluding the portion of the purchase price attributable to accrued interest) as amortizable bond premium. A United States holder that makes this election would reduce the amount required to be included in such holder's income each year with respect to interest on the Notes by the amount of amortizable bond premium allocable to that year, based on the Note's yield to maturity. If a United States holder makes an election to amortize bond premium, the election would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that the United States holder holds at the beginning of the first taxable year to which the election applies or that such holder thereafter acquires, and the United States holder may not revoke the election without the consent of the Internal Revenue Service.

Because the Notes are denominated and payable in the Mexican Peso, a United States holder of the Notes will generally be subject to special United States federal income tax rules governing foreign currency transactions, as described in the Prospectus in the last four paragraphs of "—Payments of Interest" under the "United States Holders" section.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a "Reportable Transaction"). Under these regulations, because the Notes are denominated in a foreign currency, a United States holder (or a non-United States holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above or under the "Tax Matters" section of the Prospectus) would be required to report

Exhibit C

TERMS AGREEMENT NO. 155 TRANCHE 5 UNDER
THE PROGRAM

August 7, 2017

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's MXN200,000,000 7.50 percent Notes due December 5, 2024 (the "Notes", as from August 10, 2017 to be consolidated and form a single series with the Bank's MXN2,250,000,000 7.50 percent Notes due December 5, 2024 issued on May 22, 2007 (Tranche 1), the Bank's MXN4,000,000,000 7.50 percent Notes due December 5, 2024 issued on June 28, 2007 (Tranche 2), the Bank's MXN250,000,000 7.50 percent Notes due December 5, 2024 issued on March 2, 2017 (Tranche 3) and the Bank's MXN200,000,000 7.50 percent Notes due December 5, 2024 issued on May 12, 2017 (Tranche 4)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on August 10, 2017 (the "Settlement Date"), at an aggregate purchase price of MXN216,319,780.82, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

Attention:	Finance Department, Cash Management and Settlements Group
Email:	FIN_CMO@iadb.org
Telephone:	202-623-3131

FOR THE DEALER:

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

Attention:	Origination and Syndication Desk
Email:	TMG@tdsecurities.com
Telephone:	+44 (0) 20 7628 2262

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK

By: ______________________
Name:
Title:

Beverley Tyrrell
Director
Transaction Management Group
The Toronto-Dominion Bank

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________
Name: Laura Fan
Title: Head, Funding – Principal Specialist